

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2024

Michael L. Smith
Chief Executive Officer
Oglethorpe Power Corporation (An Electric Membership Corporation)
2100 East Exchange Place
Tucker, GA 30084-5336

> **Re: Oglethorpe Power Corporation (An Electric Membership Corporation)**
> **Registration Statement on Form S-4**
> **Filed March 27, 2024**
> **File No. 333-278279**

Dear Michael L. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Herbert Short, Esq.